FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                October 06, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: Directorate Change dated October 06, 2003

6 October 2003


                               BRITISH ENERGY PLC


British Energy announces that its Finance Director, Keith Lough, has decided to leave the company to pursue other career opportunities. British Energy has started the process of finding a replacement, and Mr Lough has agreed to continue with his current responsibilities in the interim.


Mike Alexander, Chief Executive, said:


"Keith Lough has done an exceptional job to secure British Energy's future. He has worked tirelessly to find a solution to a hugely complex situation with many different interests. Only now that creditors have formally signed up to the restructuring has he decided to leave, and he has agreed to stay during the interim period as we seek his replacement. He will leave with our best wishes and gratitude."


For further information:                     Andrew Dowler
                                             Financial Dynamics
                                             020 7831 3113



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   October 06, 2003                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations